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                      PRELIMINARY -- SUBJECT TO COMPLETION

                                                                  EXHIBIT (a)(4)

                       ADDENDUM FOR EMPLOYEES IN BELGIUM

TAX INFORMATION

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. You have paid tax in connection with options previously granted to you by Element 14, Inc. which have been converted into options to acquire our stock. To the extent that you choose to tender your Eligible Options and Required Options in exchange for New Options in accordance with the terms of the Offer or receive Supplemental Options, you will be subject to tax on any New Options and/or Supplemental Options granted to you. The tax which you paid upon the grant of your Eligible Options and Required Options cannot be credited against any taxes that will be payable if you are granted any New Options and/or Supplemental Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.